SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐+65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2016 3Q Business Report
2.	Exhibit 99.1 Woori Bank Review Report for 2016 3Q (Consolidated)
3.	Exhibit 99.2 Woori Bank Review Report for 2016 3Q (Separate)

Summary of 2016 Third Quarter Business Report

2.	Employee Status	30

3.	Directors’ Compensation	31

VIII. RELATED PARTY TRANSACTIONS		31

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of September 30, 2016

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	Korea Deposit Insurance Corporation	1 company

First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	16 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)

Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.92%)

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of September 30, 2016	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of September 30, 2016	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of September 30, 2016	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	—
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	—	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	673,271,226	—
	Preferred Shares	—	—

5.	Dividend Information

Items		3Q 2016	2015	2014
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,105,915	1,059,157	1,213,980
Earnings per share (Won)		1,421	1,301	1,621
Total cash dividends (Millions of Won)		—	336,636	336,636
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	31.8	27.7
Cash dividend yield (%)	Common Shares	—	5.5	4.6
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	500	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include the interim dividend amount

II.	Business Overview

1.	Results of Operations

As of September 30, 2016	(unit: in 100 millions of Won)

Type	3Q 2016	3Q 2015	2015	2014
Operating income	13,892	9,686	13,516	8,977
Non-operating income	1,001	2,893	3,140	1,871
Non-operating expenses	1,300	1,680	2,136	2,505
Ordinary profits	13,594	10,899	14,519	8,344
Income from continuing operations before income tax	13,594	10,899	14,519	8,344
Income tax expense from continuing operations	2,422	2,360	3,766	2,882
Income from discontinued operations	—	—	—	6,618
Net income	11,172	8,539	10,754	12,080

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of September 30, 2016	(unit: in millions of Won)

Type		3Q 2016	2015	2014
Deposits received in local currency	Demand deposits	9,206,686	9,728,839	10,090,773
	Money trusts	1,325,492	1,304,268	1,281,539
	Fixed deposits	184,063,818	175,598,522	161,697,250
	Mutual funds	38,108	40,888	46,072
	CDs	3,802,876	2,435,087	740,090
	Other deposits received	1,124,315	922,749	762,896
Deposits received in foreign currencies		20,930,400	19,129,214	13,902,989
Present value discount		(26,110)	(17,739)	(5,143)
Total		220,465,585	209,141,826	188,516,465

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of September 30, 2016	(unit: in millions of Won)

Type	3Q 2016	2015	2014
Loans in local currency	190,962,372	185,154,851	167,261,591
Loans in foreign currencies	17,158,361	17,910,253	16,993,065
Guarantee payments	52,793	44,242	52,619
Total	208,173,527	203,109,346	184,307,275

*	Based on K- IFRS consolidated financial statements

(b)	Loans by Purpose of Funds

As of September 30, 2016	(unit: in millions of Won)

Type		3Q 2016	2015	2014
Corporate loans	Working capital loans	48,284,303	50,646,880	48,919,570
	Facilities loans	36,315,437	32,858,237	28,475,804
Household loans		53,273,953	51,606,328	50,392,130
Public and other loans	Working capital loans	1,718,728	2,585,869	3,894,210
	Facilities loans	1,753,229	1,741,230	1,767,074
Mortgage loans		49,410,993	44,812,233	32,652,798
Inter-bank loans		133,594	834,301	1,080,971
Other loans		72,135	69,771	79,032
Total		190,962,372	185,154,851	167,261,591

*	Balance of loans in local currency based on K- IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

(unit: in 100 millions of Won, %)

Type	3Q 2016	2015	2014
Loans in local currency	1,903,213	1,857,984	1,684,250
Deposits received in local currency (excluding CDs)	1,913,014	1,846,329	1,728,557
Ratio	97.91	98.83	97.13

*	Loan-to-deposit ratio = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of September 30, 2016	(unit: in millions of Won)

Type	3Q 2016	2015	2014
Confirmed guarantees	7,888,345	9,069,247	9,274,450
Unconfirmed guarantees	4,609,395	6,631,055	6,539,629
Commercial paper purchase commitments and others	1,420,731	1,615,141	2,213,840
Total	13,918,471	17,315,443	18,027,919

*	Based on K- IFRS consolidated financial statements

d.	Securities Investment

As of September 30, 2016	(unit: in millions of Won)

Type	3Q 2016	2015	2014
Securities at fair value through profit or loss	2,775,819	2,717,276	2,428,897
Available-for-sale financial assets	19,495,352	17,170,592	18,810,845
Held-to-maturity financial assets	13,853,700	13,621,640	13,044,448
Investments in associates	419,532	643,861	648,436
Total	36,544,403	34,153,369	34,932,626

*	Based on K- IFRS consolidated financial statements

e.	Trust Business

As of September 30, 2016	(unit: in millions of Won)

Type	3Q 2016		2015		2014
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	25,409,801	52,715	23,980,475	49,973	19,551,616	40,748
Property trust	12,822,719	4,099	9,354,003	1,323	10,355,167	1,066
Total	38,232,520	56,814	33,334,478	51,296	29,906,783	41,814

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	3Q 2016			2015			2014
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	182,265,964	1.41	65.25	169,919,620	1.70	64.76	157,994,039	2.22	66.89
	Certificates of deposit	3,339,645	1.73	1.20	1,879,832	1.92	0.72	1,983,619	2.71	0.84
	Borrowings in local currency	6,722,091	1.50	2.41	6,689,135	1.77	2.55	5,675,238	2.31	2.40
	Call money in local currency	1,026,511	1.37	0.37	1,370,253	1.62	0.52	984,378	2.28	0.42
	Others	18,373,163	2.66	6.58	18,944,493	2.95	7.22	15,925,666	3.69	6.74
	Subtotal	211,727,375	1.52	75.80	198,803,334	1.82	75.77	182,562,940	2.36	77.29
Foreign currency funds	Deposits received in foreign currencies	14,798,095	0.48	5.30	11,568,322	0.44	4.41	7,973,812	0.44	3.38
	Borrowings in foreign currencies	8,662,389	0.85	3.10	9,245,073	0.53	3.52	6,357,072	0.50	2.69
	Call money in foreign currencies	1,377,504	0.72	0.49	1,199,484	0.53	0.46	1,242,371	0.54	0.53
	Debentures in foreign currencies	4,018,870	2.55	1.44	4,851,289	2.72	1.85	5,559,305	3.51	2.35
	Others	553,230	0.33	0.20	650,409	0.66	0.25	918,010	1.03	0.39
	Subtotal	29,410,088	0.88	10.53	27,514,577	0.88	10.49	22,050,569	1.26	9.34
Other	Total capital	19,260,458	—	6.90	18,501,137	—	7.05	18,225,902		7.72
	Provisions	438,584	—	0.16	640,666	—	0.24	594,945		0.25
	Others	18,501,750	—	6.62	16,907,843	—	6.44	12,779,094		5.41
	Subtotal	38,200,792	—	13.68	36,049,647	—	13.74	31,599,941		13.38
Total		279,338,255	1.25	100.00	262,367,557	1.47	100.00	236,213,449	1.94	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	3Q 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	25,409,801	1.60%	66.26	23,980,475	1.88	71.71	19,551,616	2.50	65.18
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	25,409,801	1.60%	66.26	23,980,475	1.88	71.71	19,551,616	2.50	65.18
Non-cost	Property trusts	12,822,719	—	33.44	9,354,003	—	27.97	10,355,167	—	34.52
	Special reserves	38,155	—	0.10	37,989	—	0.11	37,195	—	0.12
	Other	76,567	—	0.20	70,265	—	0.21	50,659	—	0.17
	Subtotal	12,937,441	—	33,74	9,462,257	—	28.29	10,443,021	—	34.82
Total		38,347,242	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	3Q 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,506,220	1.39	0.90	2,580,842	1.72	0.98	2,670,185	2.37	1.13
	Marketable securities in local currency	33,729,931	2.74	12.07	32,994,958	2.79	12.58	31,496,840	3.40	13.33
	Loans in local currency	188,464,796	3.13	67.47	176,631,188	3.42	67.32	161,296,709	4.18	68.28
	Guarantee payments	52,370	1.02	0.02	64,533	1.89	0.02	69,099	4.27	0.03
	Call loans in local currency	3,824,760	1.44	1.37	2,083,053	1.64	0.79	2,186,891	2.32	0.93
	Private placed ponds	251,277	5.19	0.09	280,702	5.98	0.11	470,988	4.12	0.20
	Credit card receivables	32	—	0.00	—	—	—	6	—	0.00
	Other	4,460,511	2.12	1.60	4,313,781	2.61	1.64	3,967,556	3.50	1.68
	Bad debt expense in local currency (-)	(2,035,630)	—	(0.73)	(2,482,955)	—	(0.95)	(3,073,009)	—	(1.30)
	Subtotal	231,254,266	3.04	82.79	216,466,103	3.31	82.50	199,085,264	4.06	84.28
Funds in foreign currencies	Deposits in foreign currencies	3,881,521	0.42	1.39	2,872,735	0.28	1.09	2,044,084	0.47	0.87
	Marketable securities in foreign currencies	1,657,181	1.12	0.59	1,375,146	1.51	0.52	1,073,932	0.85	0.45
	Loans in foreign currencies	13,172,009	1.97	4.72	14,206,736	1.65	5.41	12,364,024	1.71	5.23
	Call loans in foreign currencies	3,065,454	0.82	1.10	2,040,819	0.59	0.78	1,347,232	0.94	0.57
	Bills bought	6,842,993	1.55	2.45	6,899,811	1.38	2.63	5,425,038	1.40	2.30
	Other	11,329	12.79	0.00	17,047	6.96	0.01	19,509	6.36	0.01
	Bad debt expense in foreign currencies (-)	(296,307)	—	(0.11)	(191,224)	—	(0.07)	(239,896)	—	(0.10)
	Subtotal	28,334,179	1.50	10.14	27,221,069	1.37	10.38	22,033,923	1.46	9.33
Other	Cash	1,163,678	—	0.42	1,116,715	—	0.43	1,076,521	—	0.46
	Property and equipment for business purposes	2,324,925	—	0.83	2,328,130	—	0.89	2,358,135	—	1.00
	Other	16,261,207	—	5.82	15,235,540	—	5.81	11,659,606	—	4.94
	Subtotal	19,749,810	—	7.07	18,680,385	—	7.12	15,094,262	—	6.39
Total		279,338,255	2.67	100.00	262,367,557	2.87	100.00	236,213,449	3.56	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	3Q 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	23,154	4.18	0.06	19,482	4.05	0.06	24,201	3.61	0.08
	Securities	4,385,026	1,96	11,44	3,470,064	(0.57)	10.38	3,189,405	3.34	10.63
	Call Loans	—	—	—	—	—	—	—	—	—
	Other	21,932,567	1,65	57191	21,231,787	2.00	63.49	17,055,060	3.61	56.86
	Reserves for bond ratings (-)	(38)	0.00	0.00	(68)	—	0.00	(101)	0.00	(0.00)
	Present value discount (-)	(236)	0.00	0.00	(414)	—	0.00	(663)	0.00	(0.00)
	Subtotal	26,340,473	1,71	68.69	24,720,851	1.64	73.92	20,267,902	3.57	67.57
Non-profit	Subtotal	12,006,769	—	31.31	8,721,881	—	26.08	9,726,735	—	32.43
Total		38,347,242	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	3Q 2016	2015	2014
Equity capital (A)	219,590	210,514	208,577
Risk weighted assets (B)	1,534,832	1,540,709	1,463,230
Capital adequacy ratio (A/B)	14.31	13.66	14.25

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	The 3Q 2016 figures change (equity capital to 217,666, risk weighted assets to 1,361,179, capital adequacy ratio to 15.99%) when excluding the five subsidiaries that were newly included after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type		3Q 2016	2015	2014
Liquidity coverage ratio/local currency liquidity ratio (**)		111.16	106.67	123.10
Foreign currency liquidity ratio	Before application of weight of securitization	126.76	130.30	130.29
	After application of weight of securitization	117.40	120.71	121.29
Ratio of business purpose premises and equipment		13.59	14.36	14.57

*	Based on K-IFRS financial statements
**	3Q 2016 and 2015: Liquidity coverage ratio based on K-IFRS consolidated financial statements,
2014 : Local currency liquidity ratio based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		3Q 2016	2015	2014
Total loans	Total	2,147,864	2,108,424	1,919,086
	Corporate	1,154,600	1,185,857	1,124,815
	Household	993,263	922,567	794,271
Sub-standard and below loans Sub-standard and below loan ratio	Total	22,582	31,009	40,216
		1.05% ***	1.47% ***	2.10% ***
	Corporate	19,676	27,701	35,482
		1.70%	2.34%	3.15%
	Household	2,906	3,308	4,734
		0.29%	0.36%	0.60%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.58%	0.82%	0.88%
		(0.61%)	(0.93%)	( 1.02%)
	Based on corporate loans (after seasonal adjustment)	0.82%	1.39%	1.23%
		(0.88%)	(1.57%)	( 1.48%)
	Based on household loans (after seasonal adjustment)	0.35%	0.39%	0.65%
		(0.36%)	(0.43%)	( 0.76%)

*	Based on K-IFRS separate financial statements
**	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).
***	The sub-standard and below loan ratio excluding four shipbuilders are 0.97% for 3Q 2016, 1.15% for 2015, and 1.52% for 2014.

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

On August 22, 2016, the Public Fund Oversight Committee announced its plan to privatize around 30% of the KDIC’s 51.06% stake in the Bank, by splitting the stake into smaller portions and receiving competing bids for each portion in a quantity of shares of the bidder’s choice from 4 to 8 percent for each portion (with successful bids to be determined in the order of price). In accordance with such plan, the KDIC commenced its sale process with an announcement of the sale on August 24, 2016 and received letters of intent from 18 potential investors on September 24, 2016. The Public Fund Oversight Committee concluded its bidding process on November 11, 2016 and on November 13, 2016 announced its decision to sell 29.7% of its shareholding in the Bank to seven bidders in transactions expected to be consummated by the end of the year.

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	3Q 2016	2015	2014
ASSETS
Cash and cash equivalents	8,281,510	6,644,055	5,962,861
Financial assets at fair value through profit or loss	5,717,809	5,132,657	4,554,180
Available-for-sale financial assets	19,495,352	17,170,592	18,810,845
Held-to-maturity financial assets	13,853,700	13,621,640	13,044,448
Loans and receivables	261,188,233	244,842,062	223,370,135
Investments in joint ventures and associates	419,532	643,861	648,436
Investment properties	368,063	351,496	357,550
Premises and equipment	2,437,926	2,471,206	2,501,102
Intangible assets and goodwill	418,543	419,806	295,728
Assets held for sale	14,445	17,904	8,013
Current tax assets	5,484	6,782	4,845
Deferred tax assets	145,363	210,597	257,858
Derivative assets	273,499	183,128	196,061
Other assets	212,405	143,286	145,157
Total assets	312,831,864	291,859,072	270,157,219
LIABILITIES
Financial liabilities at fair value through profit or loss	3,725,749	3,460,561	2,675,354
Deposits due to customers	220,465,585	209,141,826	188,516,465
Borrowings	17,220,127	20,033,917	17,707,595
Debentures	23,193,170	21,898,859	24,795,904
Provisions	420,844	516,601	692,009
Net defined benefit liability	70,092	99,691	75,591
Current tax liabilities	47,743	108,943	298,762
Deferred tax liabilities	20,110	19,379	21,757
Derivative liabilities	25,175	—	—
Other financial liabilities	26,725,880	16,964,206	16,889,687
Other liabilities	327,632	305,174	390,670
Total liabilities	292,242,107	272,549,157	252,063,794
EQUITY
Owners’ equity:	20,458,072	19,188,472	17,983,501
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,883,907	3,334,002	2,538,823
Capital surplus	294,260	294,259	291,066
Other equity	(1,615,701)	(1,547,303)	(2,393,138)
Retained earnings	14,514,214	13,726,122	14,165,358
Non-controlling interests	131,685	121,443	109,924
Total equity	20,589,757	19,309,915	18,093,425
Total liabilities and equity	312,831,864	291,859,072	270,157,219
Number of Consolidated Subsidiaries	71	71	78

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2016	3Q 2015	2015	2014
OPERATING INCOME:	1,389,221	968,573	1,351,586	897,708
Net interest income	3,745,200	3,517,680	4,761,900	4,493,018
Net fees and commissions income	709,513	745,151	976,796	917,015
Dividend income	137,280	90,973	102,923	96,812
Gain on financial instruments at fair value through profit or loss	(43,766)	151,641	240,342	189,912
Gain on available-for-sale financial assets	32,772	(44,646)	(3,281)	(68,924)
Impairment losses due to credit loss	(670,843)	(925,691)	(966,646)	(1,096,940)
General and administrative expenses	(2,411,782)	(2,285,654)	(3,150,387)	(2,958,919)
Other net operating income (expenses)	(109,153)	(280,881)	(610,061)	(674,266)
Non-operating income	(29,825)	121,304	100,360	(63,313)
Net income before income tax expense from continuing operations	1,359,396	1,089,877	1,451,946	834,395
Income tax expense from continuing operations	242,217	235,983	376,554	288,195
Net income from continuing operations	1,117,179	853,894	1,075,392	546,200
Net income from discontinued operations	—	—	—	661,769
Net income	1,117,179	853,894	1,075,392	1,207,969
Net income attributable to owners	1,105,915	840,150	1,059,157	1,213,980
Profit from continuing operations	1,105,915	840,150	1,059,157	435,289
Profit from discontinued operations	—	—	—	778,691
Net income attributable to the non-controlling interests	11,264	13,744	16,235	(6,011)
Profit from continuing operations	11,264	13,744	16,235	110,911
Profit from discontinued operations	—	—	—	(116,922)
Other comprehensive income (loss), net of tax	(68,145)	61,500	31,162	(107,597)
Items that will not be reclassified to profit or loss	(52,788)	(52,029)	(78,267)	(51,650)
Items that may be reclassified to profit or loss	(15,357)	113,529	109,429	(55,947)
Total comprehensive income	1,049,034	915,394	1,106,554	1,100,372
Comprehensive income attributable to the owners	1,037,516	909,901	1,094,870	1,192,191
Comprehensive income attributable to non-controlling interests	11,518	5,493	11,684	(91,819)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,421	1,048	1,301	1,621
Continuing operations
Basic earnings per common share	1,421	1,048	1,301	536

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	3Q 2016	2015	2014
ASSETS
Cash and cash equivalents	7,321,197	5,440,326	4,668,916
Financial assets at fair value through profit or loss	4,090,330	3,569,625	3,097,309
Available-for-sale financial assets	17,331,491	15,869,654	17,791,224
Held-to-maturity financial assets	13,735,813	13,527,452	12,989,894
Loans and receivables	245,715,586	231,083,160	210,640,380
Investments in subsidiaries and associates	3,579,582	3,730,247	3,619,036
Investment properties	358,506	344,892	350,785
Premises and equipment	2,318,969	2,341,506	2,348,450
Intangible assets	201,329	187,520	43,186
Assets held for sale	13,989	17,904	6,837
Current tax assets	—	—	1,058
Deferred tax assets	60,988	172,368	193,453
Derivative assets	273,499	183,128	196,061
Other assets	176,983	109,126	124,712
Total assets	295,178,262	276,576,908	256,071,301
LIABILITIES
Financial liabilities at fair value through profit or loss	3,713,079	3,448,180	2,670,358
Deposits due to customers	212,077,602	201,353,128	181,288,444
Borrowings	15,056,318	18,760,947	16,139,529
Debentures	18,174,443	17,259,749	20,998,041
Provisions	365,985	467,887	667,286
Net defined benefit liability	6,759	45,678	43,381
Current tax liabilities	33,844	77,190	261,228
Derivative liabilities	25,175	—	—
Other financial liabilities	25,512,321	16,111,469	15,857,059
Other liabilities	177,500	163,362	289,570
Total liabilities	275,143,026	257,687,590	238,214,896
EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,883,907	3,334,002	2,538,823
Capital surplus	269,533	269,533	269,533
Other equity	54,772	106,016	(695,522)
Retained earnings	12,445,632	11,798,375	12,362,179
Total equity	20,035,236	18,889,318	17,856,405
Total liabilities and equity	295,178,262	276,576,908	256,071,301

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2016	3Q 2015	2015	2014
OPERATING INCOME:	1,148,374	744,170	1,090,372	870,894
Net interest income	3,174,046	3,003,024	4,052,479	4,090,778
Net fees and commissions income	639,914	648,242	856,343	795,292
Dividend income	176,184	127,581	169,009	183,452
Gain on financial instruments at fair value through profit or loss	(54,867)	132,945	220,282	169,537
Gain on available-for-sale financial assets	57,061	(45,555)	(7,960)	(92,379)
Impairment losses due to credit loss	(540,504)	(792,515)	(766,169)	(928,492)
General and administrative expenses	(2,159,408)	(2,065,927)	(2,846,490)	(2,655,157)
Other net non operating income (expenses)	(144,052)	(263,625)	(587,122)	(692,137)
Non-operating income	36,394	142,439	144,635	(27,915)
Net income before income tax expense	1,184,768	886,609	1,235,007	842,979
Income tax expense	219,688	170,849	300,418	196,681
Net income from continuing operations	965,080	715,760	934,589	646,298
Net income from discontinued operations	—	—	—	—
Net income	965,080	715,760	934,589	646,298
Other comprehensive income (loss), net of tax	(51,244)	36,406	(8,583)	4,887
Items that will not be reclassified to profit or loss	(52,105)	(50,681)	(73,591)	(58,468)
Items that may be reclassified to profit or loss	861	87,087	65,008	63,355
Total comprehensive income	913,836	752,166	926,006	651,185
NET INCOME PER SHARE:
Basic & diluted earnings per common share	1,212	864	1,116	842

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	3Q 2016	2015	2014
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: Won, hours)

Term	Auditor	Description	Fee	Total Time
3Q 2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours
2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
3Q 2016	3.28.2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	3.28.2016	PCAOB and SOX Auditing	5.1.2016~4.30.2017	KRW 1,127 million
	3.23.2016	Issuance of GMTN-related comfort letter	5.2016	USD 100,000
2015	5.14.2015	Review of Japanese F/S related to Samurai bonds	5.2015 and 9.2015	KRW 74 million
	5.14.2015	Issuance of GMTN-related comfort letter	5.2015	USD 110,000
	4.03.2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	4.03.2015	PCAOB and SOX Auditing	5.1.2015~4.30.2016	KRW 1,094 million
	1.05.2015	Issuance of GMTN-related comfort letter	1.2015	USD 60,000
2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Committee for Recommending Outside Director Candidates

(f)	Audit Committee

(g)	Committee for Recommending Officer Candidates

As of September 30, 2016

Name of Committee	Composition	Names of Members
Board of directors management committee	One standing director, Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Ho-Geun Lee (outside director)

Sungsoo Koh (outside director)

Sung-Yong Kim (outside director)

Kwang-Woo Choi (non-standing director )

Risk management committee	Three outside directors One non-standing director	Han-Gi Jung (outside director) Il-Hwa Hong (outside director) Ho-Geun Lee (outside director) Kwang-Woo Choi (non-standing director )

Compensation committee	Five outside directors	Sungsoo Koh (outside director) Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director)

Committee for recommending audit committee member candidates	Six outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director) Sungsoo Koh (outside director) Sung-Yong Kim (outside director)

Committee for recommending outside director candidates	One standing director Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Ho-Geun Lee (outside director)

Sungsoo Koh (outside director)

Sung-Yong Kim (outside director)

Kwang-Woo Choi (non-standing director )

Committee for recommending officer candidates	Four outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director)

Audit Committee	Three outside directors One standing director	Sung-Yong Kim (outside director) Hesuk Chun (outside director) Sungsoo Koh (outside director) Soo-Kyung Chung (standing director)

2.	Affiliated Companies (as of September 30, 2016)

Woori Bank
Woori Card
Woori Investment Bank
Woori FIS
Woori Finance Research Institute
Woori Credit Information
Woori Fund Services
Woori Private Equity
Woori Private Equity Fund
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No. 1
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Ltd.
PT Bank Woori Saudara Indonesia
ZAO Woori Bank
Woori Bank Brasil
Woori Global Markets Asia Ltd.
Woori Finance Cambodia
Woori Finance Myanmar

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2016	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation	Largest S/H	Common	345,142,556	51.06	345,142,556	51.06
Total		Common	345,142,556	51.06	345,142,556	51.06
		Others	—	—	—	—

b.	Changes in the largest shareholder

As of September 30, 2016				(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares

c.	Share Ownership of More Than 5%

As of September 30, 2016 (unless otherwise indicated)		(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	345,142,556	51.06
2	National Pension Service	33,868,899	5.01	As of June 8, 2016
Employee Stock Ownership Association		31,081,211	4.50

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Type		April 2016	May 2016	June 2016	July 2016	August 2016	September 2016
Common Stock	High	10,800	10,400	10,250	10,400	10,650	11,800
	Low	9,220	9,890	9,400	9,430	9,920	10,850
	Average	9,897	10,146	9,950	9,943	10,324	11,340
Monthly Trade Volume	High	4,610,830	5,235,837	4,521,341	4,452,339	3,235,118	2,657,788
	Low	683,730	888,703	841,624	884,149	632,626	1,143,886
	Monthly Total	44,436,900	36,185,974	36,485,552	39,042,741	31,785,156	34,029,264

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADRs)

Type		April 2016	May 2016	June 2016	July 2016	August 2016	September 2016
ADR	High	28.31	27.29	26.99	27.54	30.00	32.22
	Low	23.94	25.27	23.97	24.34	26.82	28.99
	Average	25.93	26.01	25.77	26.28	28.08	30.52
Won Conversion	High	32,508	31,051	31,044	31,352	33,033	35,555
	Low	27,653	29,601	28,340	28,064	29,877	32,393
	Average	29,750	30,473	30,159	30,063	31,215	33,804
Monthly Trade Volume	High	77,800	29,100	20,000	103,400	11,600	52,900
	Low	200	300	700	1,100	800	600
	Monthly Total	225,600	109,300	125,800	250,800	78,800	177,700

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of September 30, 2016

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Kwang-Goo Lee	21,251	December 30, 2016
Executive Vice President	Registered	Dong-Gun Lee	10,000	December 30, 2016
Standing Member of Audit Committee	Registered	Soo-Kyung Chung	—	December 30, 2016
Executive Vice President	Registered	Ki-Myung Nam	8,049	December 30, 2016
Outside Director	Registered	Il-Hwa Hong	—	Note 1)
Outside Director	Registered	Hesuk Chun	—
Outside Director	Registered	Han-Gi Jung	—
Outside Director	Registered	Ho-Geun Lee	—
Outside Director	Registered	Sungsoo Koh	—
Outside Director	Registered	Sung-Yong Kim	—
Non-Standing Director	Registered	Kwang-Woo Choi	—
Executive Vice President	Non-Registered	Tae-Seung Sohn	17,127	December 30, 2016
Executive Vice President	Non-Registered	Won-Jai Jeong	20,582	December 3, 2016
Executive Vice President	Non-Registered	Woo Seok Chae	59,561	December 3, 2016
Executive Vice President	Non-Registered	Dong-Bin Lee	20,052	December 3, 2016
Executive Vice President	Non-Registered	Hong-Hee Kim	13,071	December 3, 2016
Executive Vice President	Non-Registered	Jung-Hoon Choi	17,330	December 3, 2016
Executive Vice President	Non-Registered	Jae-Hyun Cho	8,000	December 3, 2016
Executive Vice President	Non-Registered	Hong-Koo Kim	18,082	December 3, 2016
Executive Vice President	Non-Registered	Jae-Won Kim	15,871	December 3, 2016
Managing Director	Non-Registered	Ahn-Ho Jang	17,448	December 7, 2016
Managing Director	Non-Registered	Jeong-Jin Heo	9,483	December 3, 2017
Managing Director	Non-Registered	Seong-Il Park	12,314	December 3, 2017
Managing Director	Non-Registered	Hyeong-Min Park	10,894	December 7, 2016
Managing Director	Non-Registered	Yeong-Bae Kim	14,831	December 3, 2017
Managing Director	Non-Registered	Sun-Gyu Kim	19,094	December 3, 2017
Managing Director	Non-Registered	Hyun-Seok Shin	12,525	December 3, 2017
Managing Director	Non-Registered	Gyu-Song Cho	19,303	December 3, 2017
Managing Director	Non-Registered	Dong-Yeon Lee	12,115	December 3, 2017
Managing Director	Non-Registered	Woon-Haeng Jo	22,345	December 3, 2017
Managing Director	Non-Registered	Kwang-Seok Kwon	8,057	December 3, 2017

Note 1) End of Term

- Date of the 2017 annual general meeting of shareholders : Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Sungsoo Koh

- Date of the 2018 annual general meeting of shareholders : Ho-Geun Lee, Sung-Yong Kim, Kwang-Woo Choi

2.	Employee Status

As of September 30, 2016	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	15,015	586	—	15,601	16.7	986,314	63

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of September 30, 2016	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	3	1,242	414
Outside Directors	4	135	34
Audit Committee Members / Auditors	5	436	87

*	Number of persons : includes the outside directors and audit committee members who resigned in 2016 (as of September 30, 2016, there were three registered directors, three outside directors and four Audit Committee members/auditors)
*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from the number of persons
*	Total compensation : cumulative amount paid from January to September of 2016

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of September 30, 2016	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	100,000	August 29, 2016	August 28, 2017
	Loans	200,000	August 29, 2016	August 28, 2017
	Bonds	330,000	January 4, 2012, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	10,000	March 10, 2016	March 3, 2017
	CMA	70,000	September 24, 2015	June 30, 2017
Woori Card	Loans	250,000	April 1, 2013	March 3, 2017
Woori P&S	Loans	9,338	March 7, 2011	March 8, 2021
	Loans	6,248	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: November 14, 2016	By:	/s/ Kwang Seok Kwon
(Signature)

Name: Kwang Seok Kwon
Title: Managing Director